Exhibit 99.1

Dominion Diamond Corporation Issues Updated Mine Plans for the Ekati and Diavik Diamond Mines

TORONTO, Feb. 3, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") is pleased to release an updated life-of-mine plan for each of the Ekati and Diavik Diamond Mines, including current estimates for anticipated annual production by pipe, with associated operating costs and capital costs.

Highlights:

•	Both mines are performing well; Diavik as an all underground mine and Ekati as a combination open pit-underground mine.
•	The operating cost forecasts in the updated Diavik mine plan demonstrate substantial savings compared with the previously published mine plan (2012), whilst mining and processing an increased amount of ore.
•	The new Ekati Mine Plan includes the first detailed production forecast based on reserves only to the Dominion Diamond fiscal year end (January 31st) with production currently forecast to run through to fiscal 2020.
•	The synergies, cost savings and efficiencies brought about by the integration of the Ekati and Diavik sales and sorting processes and resources are already demonstrating benefits.

Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to calendar years unless otherwise stated. The Company has an 80% interest in the Ekati Diamond Mine as well as a 58.8% interest in the surrounding areas, and a 40% interest in the Diavik Diamond Mine.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's highest rock value diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about estimated mine life and other plans regarding mining activities at the Ekati Diamond Mine and Diavik Diamond Mine, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, projected capital and operating costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, mining, production, construction and exploration activities at the Company's mineral properties; mining methods; currency exchange rates; required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company's mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2014 Mine Plan for Ekati and Diavik Diamond Mines

Introduction

Dominion Diamond Corporation (the "Company") is a Canadian diamond mining company with ownership interests in two of the world's highest rock value diamond mines. The Company supplies rough diamonds to the global market from its controlling interest in the Ekati Diamond Mine, and its 40% ownership interest in the Diavik Diamond Mine, both located approximately 300 km northeast of Yellowknife in the Canada's Northwest Territories.

The Diavik Diamond Mine is an unincorporated joint arrangement (the "Diavik Joint Venture") between Diavik Diamond Mines (2012) Inc. ("DDMI") (60%) and Dominion Diamond Diavik Limited Partnership ("DDDLP") (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc ("Rio Tinto") of London, England.

The Ekati Diamond Mine was acquired by the Company from BHP Billiton on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Core Zone Joint Venture is held 80% by the Company and 10% each by Dr. Charles Fipke and Dr. Stewart Blusson. It encompasses 176 mining leases, totalling 173,024 ha, and hosts 111 known kimberlite occurrences including the Koala, Koala North, Fox, Misery, Pigeon, and Sable kimberlite pipes. The Buffer Joint Venture is held 58.8% by the Company, 10% by Dr. Charles Fipke, and 31.2% by Archon Minerals Ltd. It contains 106 mining leases covering 89,151.6 ha, and hosts 39 known kimberlite occurrences including the Jay and Lynx kimberlite pipes. Dominion Diamond Ekati Corporation, a wholly-owned subsidiary of the Company, is the operator of the Ekati Diamond Mine.

Given that each mine has different ownership structures, operators, and operational year ends, the mine plans are each presented separately, on a 100% basis. Other economic factors that are directly related to the Company, such as marketing costs, diamond prices, and private royalties, are discussed separately at the end of this document. Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to calendar years.

Diavik Diamond Mine - Production

This updated plan is derived from DDMI's estimates, based on the current reserve and resources as of December 31, 2012.  The reserve and resource information that is the basis for this plan was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of DDMI and a Qualified Person within the meaning of National Instrument 43-101.  All other scientific and technical information set out in this updated plan was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.  With DDMI's support, the Company is preparing an updated technical report on the mineral resources and mineral reserves at the Diavik Diamond Mine. The Company expects to file this technical report in the third quarter of calendar 2014.

The Diavik Diamond Mine has been in production since 2003. To December 31, 2013, the mine has produced approximately 84 million carats of diamonds from the processing of approximately 22 million tonnes of kimberlite and has transitioned from an open pit operation to a fully underground mine.

Early planning of the underground mining at the Diavik Diamond Mine identified a number of possible mining methods. Since September 2012, Diavik has been an entirely underground operation.  Presently Blast Hole Stoping ("BHS") is employed in the A-154 North pipe with lower cost Cemented Rock Fill ("CRF") being used rather than the more expensive cemented paste that was originally planned. As a result of the increasing understanding of the ground conditions as the underground operations were developed, the optimal mining methodology for the A-154 South pipe and the A-418 pipe resulted in the use of Sub Level Retreat ("SLR"). This mine plan is based on the current mining method, and this may change in the future as DDMI is continually looking at improvements in mining methods, material handling, and cost reduction in general.

Table 1 shows the planned mining tonnage for each ore body, and Table 2 the corresponding carat estimates. The data is shown on an annualised basis starting in calendar 2013 and does not include rough diamond stocks at the mine at the opening of the year.  In addition, the plan does not take into account any rough diamond inventory available for sale that the Company currently holds.  In 2013, Diavik processed an additional 0.15 million tonnes of stockpiled ore that produced 0.44 million carats, and in 2014 Diavik plans to process 0.20 million tonnes of stockpiled ore that is estimated to produce 0.54 million carats.

Table 1: Tonnage Mined - Diavik Diamond Mine (100% Basis)

	Reserves (Tonnes Millions)
Year	A154S	A154N	A418	Total
2013	0.54	0.72	0.69	1.95
2014	0.42	0.70	0.79	1.91
2015	0.40	0.70	0.80	1.90
2016	0.31	0.77	0.86	1.94
2017	0.32	0.82	0.74	1.88
2018	0.31	0.67	0.69	1.67
2019	0.32	0.77	0.73	1.82
2020	0.09	0.76	0.60	1.45
2021	-	0.82	0.53	1.35
2022	-	0.87	0.48	1.35
2023	-	0.61	0.34	0.95
Total	2.71	8.22	7.25	18.18
Figures may not add up due to rounding.

Table 2: Carats from mined ore - Diavik Diamond Mine (100% Basis)

	Reserves (Carat Millions)
Year	A154S	A154N	A418	Total
2013	2.41	1.50	2.48	6.39
2014	1.64	1.47	2.85	5.97
2015	1.40	1.46	3.22	6.08
2016	1.07	1.75	3.23	6.05
2017	1.15	1.92	2.89	5.96
2018	1.15	1.50	2.56	5.22
2019	1.20	1.67	2.54	5.42
2020	0.36	1.57	1.97	3.90
2021	-	1.68	1.59	3.27
2022	-	1.76	1.29	3.05
2023	-	1.19	0.95	2.14
Total	10.40	17.48	25.57	53.45
Figures may not add up due to rounding.

The current reserve base supports mining operations at Diavik up to 2023. In addition to the current reserves, there are 2.6 million tonnes of inferred resources (in the aggregate) distributed amoung the lower parts of each of A-154 South, A-418 and most significantly, A-154 North, that could potentially further expand operations. DDMI currently expects to process this material as part of its mining operations as they reach the lower levels of each pipe. However, inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that they will be mined. They have therefore not been included in the above mine plan. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The three pipes currently in production also extend below the current inferred resource horizons although additional economic ore may be limited in volume and might not add longevity to the mine life.  DDMI has an ongoing drilling and sampling program intended to support the mining of the inferred material and, potentially, beyond.  In addition, if a decision is taken to develop the A-21 pipe this would be additional ore at the end of the life of the mine.

The Diavik processing plant has a potential capacity to process over 2 million tonnes a year.  To supplement mined ore, Diavik plans to continue processing old coarse ore rejects material ("COR"). The grade of this material is variable but is generally high as shown by the results from COR production from 2012 and 2013 contained in Table 3. Based on these historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from COR.  The remaining 60,000 tonnes of target COR material that could be processed in later years is not anticipated to be of the same high grade.

Table 3: Coarse Ore Rejects tonnes and carats - Diavik Diamond Mine (100% Basis)

COR Production	Tonnes 000's	Grade Cts per Tonne	Carats 000's
2012	5.3	26.1	139.0
2013	14.4	26.9	388.0

Improvements to the recovery process for small diamonds is expected to result in a 3% increase in carat yield beyond the stated reserve and resource grade.  It should be noted that the average size of diamonds recovered from COR material and the improvements in diamond recovery are significantly below the run-of-mine from the main ore bodies, and this is reflected in the modelled price per carat. The diamonds recovered from COR and improved small diamond recovery are not currently included in the Company's reserves and resource statement.

This mine plan does not include any production from the A-21 pipe.  The development of the A-21 pipe continues to be under review but no decision has been made to develop this pipe at this time since the identification of extensions to the existing pipes has decreased the urgency to bring the pipe into the mine plan in the short term.  As with the other pipes at Diavik, A-21 is located below the water of Lac de Gras. A pre-feasibility study proposes mining approximately 3.6 million tonnes of ore on an open pit basis, which is expected to yield approximately 10 million carats.  The Company estimates the quality of the diamonds to be similar to those from A-154 South. DDMI continues to refine the project with a focus on reducing capital costs.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Diavik Diamond Mine - Capital and Operating Costs

The initial capital to build the Diavik Diamond Mine was spent between late 1999 and early 2003.  Construction was completed on budget and ahead of schedule. From 2004 to the end of 2012, capital expenditures were for sustaining the operation and for carrying out planned mine developments.  Sustaining capital included scheduled processed kimberlite containment dam raises, improvements to the processing plant, planned additions to the mine equipment fleet, rotating replacements of light vehicles, geology drilling, purchase of critical spares, and general improvements across the operations.  Mine development capital included the A-418 dike, A-154 & A-418 underground decline, the A-21 decline, underground test mining and bulk sampling of kimberlite, a number of studies leading up to the present mine development plan, and some pre-works construction for the new developments and underground construction.

The capital, reclamation and operating costs for this latest reserves-based plan are based on DDMI's estimates. Table 4 shows currently estimated sustaining capital: with the completion of the underground development in 2013, no further development capital is required under this plan going forward.  The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

Table 4 also shows currently estimated operating costs based on DDMI's operating experience, adjusted to present-day dollar terms.  Given the remote location of the Diavik Diamond Mine, a large portion of the operating expenditure is relatively fixed, with the major cost items being human resources and fuel (for both power and equipment). Not shown in Table 4 are marketing costs or private royalties as these factors are discussed separately at the end of this document.

Table 4: Operating and Capital Costs - Diavik Diamond Mine (100% Basis)

Calendar Year	CAPITAL COSTS			OPERATING COSTS
				Direct and
	Developing	Sustaining	Total	Indirect
	C$m	C$m	C$m	C$m
2013	7	55	62	415
2014	-	52	52	408
2015	-	46	46	392
2016	-	40	40	392
2017	-	32	32	384
2018	-	38	38	372
2019	-	27	27	398
2020	-	10	10	373
2021	-	2	2	375
2022	-	2	2	380
2023	-	2	2	315
Totals	7	306	313	4,203

Under this mine plan Diavik will cease mining operation in 2023. The reclamation costs are estimated at $188 million based on a DDMI closure cost model that is considered to be equal to or better than others used in the industry.  The majority of these closure costs are expected to be spent in 2022 to 2025 although the full reclamation plan will only be completed in 2030.

Ekati Diamond Mine - Production

This updated plan is derived from the Company's estimates, based on the current reserve and resources as of December 31, 2012.  The reserve and resource information set out in this life-of-mine plan was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101. For more information see the Company's Technical Report regarding the Ekati Diamond Mine dated May 24, 2013, filed on SEDAR. Following this winter's drilling program the Company will be preparing an updated technical report on the mineral resources and mineral reserves at the Ekati Diamond Mine. The Company expects to file this technical report in the third quarter of calendar 2014.

This current mine plan assumes production from Fox, Misery, Pigeon and Lynx open pits, and the Koala and Koala North underground operations.  Koala North is currently in production as a sub level retreat underground operation and is scheduled to finish later this year.  Koala is currently in production as a sublevel / inclined cave underground operation and is scheduled to finish in calendar 2019.  Fox is currently in operation as an open pit and is scheduled to finish in calendar 2014.  Stripping of waste material and satellite kimberlite is in progress at Misery open pit with expected full year production from the Misery Main Pipe in calendar 2016 and completion of mining in calendar 2018.  Stripping of waste material from Pigeon open pit is scheduled to commence in calendar 2014 with mining of kimberlite commencing in calendar 2015 and finishing in calendar 2019.

Table 5 shows the planned mining tonnage for each ore body. The data is given on a full financial year basis from Fiscal 2015, with Fiscal 2014 representing the period since the Company's acquisition of Ekati on April 10, 2013 to January 31, 2014. These figures do not include rough diamond stocks held at the mine at the opening of each year, nor does the model take into account any rough diamond inventory available for sale that the Company currently holds.

In addition to probable reserves, this plan includes the development and mining of the Lynx pipe that is currently an indicated resource.   Also as part of the mining of the Koala deposit a small portion of inferred resources is extracted along with the reserves: this material is not included in the mine plan estimates but will be processed along with the reserve ore.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 5: Tonnage Mined - Ekati Diamond Mine (100% Basis)

	Reserves (Tonnes Millions)						Additional Resources
Fiscal Year	Fox	Misery	Pigeon	Koala North	Koala	Total	(Tonnes Millions) Lynx *
2014	3.50	-	-	0.33	0.40	4.23
2015	0.52	-	-	-	0.87	1.40	-
2016	-	0.02	0.83	-	1.03	1.88	-
2017	-	1.34	1.80	-	1.05	4.19	0.13
2018	-	1.67	0.18	-	0.98	2.82	0.96
2019	-	-	2.87	-	0.67	3.55	-
2020	-	-	1.60	-	0.44	2.04	-
Total	4.02	3.03	7.29	0.33	5.44	20.11	1.09
* Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone. Figures may not add up due to rounding.

Because of timing differences and blending choices the ore that is planned to be processed each fiscal year differs, sometimes significantly, from the ore mined in that fiscal year. Table 6 shows the planned ore to be processed by fiscal year and source and Table 7 the corresponding estimated carats produced.

Table 6: Ore Processed - Ekati Diamond Mine (100% Basis)

	Reserves Processed (Tonnes Millions)						Additional Resources
Fiscal Year	Fox	Misery	Pigeon	Koala North	Koala	Total	(Tonnes Millions) Lynx *
2014	2.42	-	-	0.31	0.40	3.13	-
2015	1.70	-	-	-	0.87	2.58	-
2016	-	0.02	0.41	-	1.03	1.46	-
2017	-	0.75	1.30	-	1.05	3.09	0.02
2018	-	0.87	0.99	-	0.98	2.84	0.87
2019	-	1.07	2.30	-	0.67	4.04	0.20
2020	-	0.33	2.28	-	0.44	3.05	-
Total	4.12	3.03	7.29	0.31	5.44	20.19	1.09
* Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone. Figures may not add up due to rounding.

Table 7: Carats Produced - Ekati Diamond Mine (100% Basis)

	Reserves (Carat Millions)						Additional Resources
Fiscal Year	Fox	Misery	Pigeon	Koala North	Koala	Total	(Carat Millions) Lynx *
2014	0.72	-	-	0.20	0.30	1.22	-
2015	0.36	-	-	-	0.51	0.87	-
2016	-	0.07	0.16	-	0.48	0.71	-
2017	-	2.90	0.57	-	0.53	4.00	0.02
2018	-	3.67	0.41	-	0.57	4.65	0.69
2019	-	4.55	0.92	-	0.45	5.92	0.15
2020	-	1.39	1.09	-	0.27	2.75	-
Total	1.08	12.58	3.15	0.20	3.11	20.12	0.85
* Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone. Figures may not add up due to rounding.

The Ekati processing plant has the capacity to process up to approximately 4.35 million tonnes a year. In addition to the tonnages presented in Table 6, Ekati currently plans to process all remaining available Koala North mined kimberlite in fiscal 2015, the majority of which is 150,000 tonnes of inferred resources.  More significantly, Ekati currently plans to process the Misery South and Southwest Extension kimberlite that is made available as the Misery reserves are accessed.  Additionally, coarse ore rejects (not currently classified as resources) will be incrementally processed.

Table 8 shows the Misery satellite pipe material that is scheduled to be excavated during the pre-stripping operations for Misery Main Pipe. Estimates of tonnage and grade for the Misery satellite pipes have been made based on bulk samples collected during exploration programs, and confirmed by more recent production tests. The total tonnage range of this material is estimated to be between 2.7 million tonnes and 4.5 million tonnes, and the satellite pipes grade is estimated to range from 1.0 carats per tonne to 1.7 carats per tonne. In fiscal 2014, approximately 340,000 carats were produced from processing 291,000 tonnes of Misery Satellite material.  The diamonds that have been recovered to date display similar characteristics to diamonds from the Misery Main pipe. Dominion cautions that the potential quantity and grade remains conceptual in nature as there has been insufficient exploration and/or study to define this material as a Mineral Resources and it is uncertain if additional exploration will result in the exploration target being delineated as a mineral resource. Additional drilling is being planned for mid- 2014 with the objective of gathering sufficient data to promote this material to a mineral resource.

Table 8: Misery Satellite Material to be Excavated - Ekati Diamond Mine (100% Basis)

	Misery Satellite Material Mined (Tonnes Millions)
Fiscal Year	Misery SW Extension	Misery South	Total
2014	0.04	0.20	0.24
2015	0.64	0.61	1.25
2016	0.95	0.36	1.31
2017	1.42	0.08	1.50
2018	0.29	-	0.29
2019	-	-	-
Total	3.34	1.25	4.58

Coarse ore rejects have been stockpiled at Ekati since the start of production in 1998 to present.  Several production periods have been identified during which high grade feed sources were blended through the process plant using larger aperture de-grit screens (1.6 mm slot) compared to the current 1.2 mm configuration. In addition, the re-crush circuit was not utilised during these periods. The coarse ore rejects from the production periods of interest are estimated at 3.5 milion tonnes to 4.5 million tonnes. Based on stone size distributions and recovered grade data, this material has an overall grade ranging from 0.2 to 0.6 carats per tonne.  While the historic recoveries and valuations may not necessarily be indicative of recoveries or valuations within the current coarse ore rejects stockpiles, treatment of this material represents an attractive opportunity to supplement mill feed.  A number of production test runs were successfully completed last year and a full assessment of the results will be finalised later this year. Dominion cautions that the potential quantity and grade remains conceptual in nature as there has been insufficient exploration and/or study to define this material as a Mineral Resources and it is uncertain if additional exploration will result in the exploration target being delineated as a mineral resource.

Mineral resources that are not included in the current mine plan include Jay, Sable and Fox deep.  Jay is considered the most significant prospect due its large size and high grade (36.2 million tonnes of Indicated Mineral Resources at an average grade of 2.2 carats per tonne, 1 mm slot screen cut-off) and represents upside potential for the operation. An extensive drilling program is being conducted over the winter period in support of a pre-feasibility study for Jay.   The program has also targeted the Cardinal pipe which is located approximately 5 km southeast of the Jay pipe.

The Jay, Sable and Fox deep Mineral Resources represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in the life-of-mine plan once sufficient additional work has been undertaken to support estimation of higher-confidence Mineral Resources and eventual conversion to Mineral Reserves.  There is also potential to treat low-grade stockpiles, primarily derived from open pit mining at the Fox kimberlite, if the grades in the stockpiles can be demonstrated to be economic.

Ekati - Capital and Operating Costs

The capital and operating costs for this latest plan are based on the Company's estimates.  The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

Table 9 shows currently estimated sustaining and mine development capital, along with operating costs from Fiscal 2014 onward.  These capital costs include costs associated with the development of the Misery and Pigeon pipes.  The total current estimated capital cost of developing the Misery pipe is $405 million, consisting largely of mining costs to achieve ore release, and of which $201 million will be spent by end of January 2014.  The current estimated cost for developing the Pigeon project is $85 million, and the Lynx project $30 million: both of these estimates include the construction of access roads, and pre-stripping of waste material to prepare the pit for production and contingency.

The estimated operating costs in Table 9 assumes that Ekati is running at full capacity and is based on the Company's operating experience, adjusted to present-day dollar terms.  Given the remote location of the Ekati Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment). Not shown in Table 9 are marketing costs and private royalties as these factors are discussed separately at the end of this document.

Under this mine plan, Ekati will cease mining operation in Fiscal 2020. The reclamation costs are estimated at $347 million based on Ekati's closure cost model that includes all activities required by the approved Interim Closure and Reclamation Plan. If the Jay and Cardinal deposits are permitted and developed, the reclamation costs under the current Mine Plan will be reduced further.

Table 9: Operating and Capital Costs - Ekati Diamond Mine (100% Basis)

Fiscal Year	CAPITAL COSTS			OPERATING COSTS
				Direct and
	Developing	Sustaining	Total	Indirect
	C$m	C$m	C$m	C$m
2014	90	42	132	317
2015	163	41	204	369
2016	124	42	166	361
2017	29	32	61	453
2018	-	16	16	442
2019	-	-	-	384
2020	-	-	-	379
Totals	406	173	579	2,705

Additional Economic Factors

The Company sorts its rough diamonds from Ekati and Diavik in Yellowknife, Canada and Toronto, Canada and Mumbai, India and then distributes the resulting aggregated 'boxes' to its Belgian and Indian subsidiaries for sale. The Company's current budget for marketing 100% of the Ekati goods and 40% of the Diavik goods is approximately $20 million per annum.

Based on the Company's rough diamond sales during the fourth calendar quarter of 2013 and the current diamond recovery profile of the Diavik and Ekati processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the deposits listed in Table 10 below.

Table 10: Modelled diamond prices by deposit

	Deposit	Average Price per Carat $US
Diavik
	A-154 South	$140
	A-154 North	$180
	A-418	$100
	Coarse Ore Rejects	$50
	Small Diamond Project	$50
Ekati
	Koala	$375
	Koala North	$420
	Fox	$305
	Pigeon	$195
	Lynx	$225
	Misery Main	$105
	Misery South & South West	$90-110
	Coarse Ore Rejects	$65-120

The Company is currently budgeting on the basis of a US$/C$ exchange rate of 1.045, and in its own financial models assumes a real diamond price growth rate of 2% per annum.

Both the Ekati Diamond Mine and the Diavik Diamond Mine pay royalties to the Federal Government.  For each mine the Federal Government royalty payable is equal to the lesser of 13% of the value of the 'Output' of the mine or an amount calculated based on a sliding scale of royalty rates dependent upon the value of 'Output' of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

In addition the Company pays three private royalties to third parties.  At Ekati, a royalty is payable on kimberlite production from the Misery pipes such that C$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and C$23.42 per tonne mined and processed is payable on the next 544,000 tonnes.  At Diavik, there are two private royalties each paying 1% of the value of sales revenue.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:00e 03-FEB-14